                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No.__)/1/


                      ADVANCED ENGINE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  0001043225
            -------------------------------------------------------
                                (CUSIP Number)

                        M. Neil Cummings & Associates
                      11150 Olympic Boulevard, Suite 1050
                         Los Angeles, California 90064
                                (310) 914-1849
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 April 8, 1999
        --------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                                     ---------------
CUSIP NO. 0001043225                    13D                     Page 2 of 9
                                                                Pages
--------------------------                                     ---------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      R.E. & M. Petersen Living Trust DTD 1/17/83
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0- SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             13,318,634 SHARES (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0- SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,318,634 SHARES (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      13,318,634 SHARES (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.2% based on 33,150,000 shares of Common Stock outstanding on September 30, 2000 as reported by the Issuer on Form 10-QSB for the quarter ended September 30, 2000.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
(1) These shares are directly owned by the R.E. & M. Petersen Living Trust DTD 1/17/83 (the "Trust"). Robert E. Petersen and Margaret M. Petersen are trustees of the Trust and may be deemed to have shared voting and dispositive power with respect to such shares.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                     ---------------
CUSIP NO. 0001043225                    13D                     Page 3 of 9
                                                                Pages
--------------------------                                     ---------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert E. Petersen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0- SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             13,318,634 SHARES (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0- SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,318,634 SHARES (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      13,318,634 SHARES (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                   [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.2% based on 33,150,000 shares of Common Stock outstanding on September 30, 2000 as reported by the Issuer on Form 10-QSB for the quarter ended September 30, 2000.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

(1) These shares are directly owned by the R.E. & M. Petersen Living Trust DTD 1/17/83 (the "Trust"). Robert E. Petersen and Margaret M. Petersen are trustees of the Trust and may be deemed to have shared voting and dispositive power with respect to such shares.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                     ---------------
CUSIP NO. 0001043225                    13D                     Page 4 of 9
                                                                Pages
--------------------------                                     ---------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Margaret M. Petersen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0- SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             13,318,634 SHARES (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0- SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,318,634 SHARES (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      13,318,634 SHARES (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                             [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.2% based on 33,150,000 shares of Common Stock outstanding on September 30, 2000 as reported by the Issuer on Form 10-QSB for the quarter ended September 30, 2000.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
(1) These shares are directly owned by the R.E. & M. Petersen Living Trust DTD 1/17/83 (the "Trust"). Robert E. Petersen and Margaret M. Petersen are trustees of the Trust and may be deemed to have shared voting and dispositive power with respect to such shares.

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

     This Schedule 13D (this "Schedule 13D") is being filed by the R.E. & M. Peterson Living Trust DTD 1/17/83 (the "Trust") and Robert E. Petersen and Margaret M. Petersen as trustees of the Trust (together with the Trust, the "Reporting Persons"), with respect to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of Advanced Engine Technologies, Inc., a Colorado corporation (the "Issuer"), beneficially owned by them.

     The Reporting Persons beneficially own and share voting and dispositive power with respect to 13,318,634 shares of Common Stock.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, $.001 par value per share, of Advanced Engine Technologies, Inc., a Colorado corporation.

     The Issuer's principal executive offices are located at 11150 W. Olympic Boulevard, Suite 1050, Los Angeles, California 90064. The Issuer's telephone number is (310) 914-1849.

ITEM 2(a), (b), (c) and (f).  IDENTITY AND BACKGROUND.

     This statement is being filed jointly by the Reporting Persons pursuant to their agreement to the joint filing of this statement.

     The R.E. & M. Petersen Living Trust is a living trust formed under the laws of the State of California whose principal business address is 5420 Wilshire Boulevard, 20th Floor, Los Angeles, California 90048.

     Robert E. Petersen, Petersen Aviation, 9016 Sunset Boulevard, West Hollywood, California 90069. Mr. Petersen is the Chief Executive Officer of Petersen Aviation and Petersen Properties.

     Margaret M. Petersen, Petersen Properties, 9016 Sunset Boulevard, West Hollywood, California 90069. Ms. Petersen is the Vice President of Petersen Properties.

     Mr. and Mrs. Petersen are each citizens of the United States.

ITEM 2(d)  CRIMINAL CONVICTIONS IN LAST FIVE YEARS.

     None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

ITEM 2(e)  CERTAIN CIVIL PROCEEDINGS IN LAST FIVE YEARS.

     None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Trust funded its purchase of the 13,318,634 shares of Common Stock from trust funds. None of the funds used to purchase such shares of Common Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares of Common Stock. Because Mr. and Mrs. Petersen are the trustees of the Trust, they may be deemed beneficially to own the 13,318,634 shares of Common Stock directly owned by the Trust.

ITEM 4:  PURPOSE OF TRANSACTION.

     The Trust acquired the 13,318,634 shares of Common Stock for investment purposes.

     No Reporting Person has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons beneficially own 13,318,634 shares of Common Stock of the Issuer, representing approximately 40.2% of the Issuer's voting stock. The percentage of voting stock indicated is based on 33,150,000 shares of Common Stock outstanding as of September 30, 2000, as disclosed on the Issuer's Form 10-QSB for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission.

     (b) The Reporting Persons have shared voting and dispositive power with respect to the 13,318,634 shares of Common Stock.

     (c) Except as described in Item 6, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

     (d) None of the Reporting Persons knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On September 6, 2000 the Trust purchased 10,000,000 shares of Common Stock from the Issuer pursuant to a Subscription and Investment Agreement dated August 21, 2000 between the Issuer and the Trust. The Trust paid for such shares by establishing an irrevocable line of credit for the benefit of the Issuer in the amount of $10,000,000, which can be drawn down at any time at the Issuer's discretion.

     The Trust directly owns 13,318,634 shares of Common Stock. As trustees of the Trust, Mr. and Mrs. Petersen may be deemed to have shared voting and dispositive power with respect to such shares.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7.1  Joint Filing Agreement dated as of February 16, 2001.

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2001              /s/ Robert E. Petersen
                                       -------------------------------------
                                       Robert E. Petersen, Trustee of the
                                       R.E. & M. Petersen Living Trust DTD
                                       1/17/83


                                       /s/ Margaret M. Petersen
                                       -------------------------------------
                                       Margaret M. Petersen, Trustee of the
                                       R.E & M. Petersen Living Trust DTD
                                       1/17/83

                                 EXHIBIT INDEX

EXHIBIT NO.      DESCRIPTION
-----------      -----------

Exhibit 7.1      Joint Filing Agreement dated as of February 16, 2001